Nuveen Securities, LLC

333 West Wacker Drive

Chicago, IL 60606

P: 312. 917.7700

www.nuveen.com

June 13, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Kieran Brown

Re:	Request for Acceleration of the Effective Date of Nuveen Select Tax-Free Income Portfolio 3 (the “Fund”): Pre-Effective Amendment Number 2 Under the Securities Act of 1933 and Amendment No. 5 Under the Investment Company Act of 1940, Filed on Form N-2 on June 13, 2013 (File Nos. 333-185496 and 811-06693)

Dear Mr. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be declared effective by 9:00 a.m. ET on Monday, June 17, 2013, or as soon thereafter as practicable.

In connection with this request, Nuveen Securities, LLC, the underwriter for the Fund, has also signed this letter requesting acceleration.

Very truly yours,

Nuveen Select Tax-Free Income Portfolio 3		Nuveen Securities, LLC

/s/ Gifford R. Zimmerman		/s/ Gifford R. Zimmerman
By: Title:	Gifford R. Zimmerman Chief Administrative Officer	By: Title:	Gifford R. Zimmerman Managing Director, Assistant Secretary and Associate General Counsel